Exhibit 99.87

ENTHUSIAST GAMING HOLDINGS INC.
NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual general and special meeting (the “Meeting”) of the shareholders of Enthusiast Gaming Holdings Inc. (the “Company”) will be held on January 20, 2021, at 9:00 a.m. (Toronto Time). Due to the public health impact of the coronavirus outbreak (COVID-19) and the measures enacted in response by the federal and provincial governments, and the City of Toronto, and in consideration of the health and safety of our shareholders, team members and the broader communities, the Meeting will be held in a virtual meeting format only, by way of a live webcast using the Adobe Connect platform, hosted by Accutel Conferencing, by logging into the URL at http://meetingconnectsales.adobeconnect.com/eglxagm/. Shareholders will not be able to attend the Meeting in person. All shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. At the Meeting, registered shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on matters properly brought before the Meeting.

The Meeting is being held for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company as at and for the year ended December 31, 2019, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP as the auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Stock Option Plan, and the prior grant of an aggregate of 743,671 options granted thereunder, as more particularly described in the accompanying management information circular;

5.	to consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Share Unit Plan, and the prior award of an aggregate of 1,251,162 restricted share units awarded thereunder, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may be properly brought before the Meeting.

Terms not defined herein are defined in the accompanying management information circular (the “Management Information Circular”). The Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

We will advise by press release if there are any important updates related to the Meeting as a result of COVID-19. The Company may take additional precautionary measures in response to further developments regarding COVID-19 which may potentially include changing the details of the Meeting, or adjourning or postponing the Meeting.

Only persons registered as shareholders of the Company as of the close of business on December 15, 2020, are entitled to receive notice of the Meeting.

DATED this 23rd day of December 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Alex Macdonald”
Alex Macdonald
Chief Financial Officer

A registered shareholder may virtually attend the virtual Meeting or may be represented by a proxyholder. Shareholders who are unable to virtually attend the Meeting are requested to date, sign and return the accompanying instrument of proxy (the “Instrument of Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Instrument of Proxy (or other form of proxy) and the accompanying Management Information Circular. An Instrument of Proxy will not be valid unless it is properly executed and deposited at the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days before the date of the Meeting, or any adjournment(s) or postponement(s) thereof. A person appointed as proxyholder need not be a shareholder of the Company. The time limit for deposit of proxies may be waived or extended by the chairman of the Meeting at his sole discretion, without notice.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters that may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of the Company know of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

The board of directors of the Company has fixed the record date for the Meeting at the close of business on December 15, 2020 (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of 1 vote for each common share held.

 2